Filed by Diversa Corporation Pursuant to Rule 425

Under the Securities Act of 1933, as Amended

and Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934, as Amended

Subject Company: Diversa Corporation

Commission File No. 333-141392

This filing relates to a presentation made by John McCarthy, Executive Vice President and Chief Financial Officer of Celunol Corp. (“Celunol”). Celunol recently executed an Agreement and Plan of Merger and Reorganization, dated as of February 12, 2007, by and among Diversa Corporation (“Diversa”), Concord Merger Sub, Inc., Celunol and William Lese, as the representative of Celunol’s stockholders.

Forward Looking Statements

Statements in the presentation that are not strictly historical are “forward-looking” and involve a high degree of risk and uncertainty. These include statements related to Diversa’s and Celunol’s products, product candidates and business strategies, including for biofuels, the markets for Diversa’s and Celunol’s products and product candidates, Diversa’s and Celunol’s financial guidance, and the expected benefits to the combined company of the merger between Diversa and Celunol and the likelihood of the combined company achieving those benefits. Such statements are only predictions, and actual events or results may differ materially from those projected in such forward-looking statements. Factors that could cause or contribute to differences include, but are not limited to, risks involved with Diversa’s and Celunol’s technologies, intellectual property protection, collaborative relationships, their ability to develop and commercialize products and processes, to receive the necessary approvals for the commercialization of its products, the ability to consummate the proposed merger of Diversa and Celunol, and to achieve the benefits and synergies expected from the merger, as well as risks involved with customer adoption of Diversa’s and Celunol’s products and product candidates and competing technologies, and risks and other uncertainties more fully described in Diversa’s filings with the Securities and Exchange Commission, including, but not limited to, Diversa’s registration statement on Form S-4 filed with the SEC on March 19, 2007, as amended. The transaction is subject to customary closing conditions, including approval of Diversa’s and Celunol’s stockholders. These forward-looking statements speak only as of the date hereof. Diversa and Celunol expressly disclaim any intent or obligation to update these forward-looking statements.

Additional Information about the Merger and Where to Find It

On March 19, 2007, Diversa filed with the SEC a registration statement on Form S-4 that includes a proxy statement/prospectus and other relevant documents in connection with the proposed merger between Diversa and Celunol and related transactions. Investors and securityholders of Diversa and Celunol are urged to read the proxy statement/prospectus (including any amendments or supplements to the proxy statement/prospectus) and other relevant materials, because they contain important information about Diversa, Celunol, and the proposed merger and related transactions. Investors may obtain a free copy of these materials and other documents filed with the SEC at the SEC’s website at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from Diversa by directing a request to: Diversa Corporation, 4955 Directors Place, San Diego, CA 92121, Attn: Investor Relations. In addition, investors may access copies of the documents filed with the SEC by Diversa on Diversa’s website at www.diversa.com.

Participants in the Solicitation

Diversa and its executive officers and directors and Celunol and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Diversa in connection with the proposed merger between Diversa and Celunol and related transactions. Information regarding the special interests of these executive officers and directors in the proposed merger and related transactions as well as additional information regarding these individuals is included in the proxy statement/prospectus referred to above. This document is available free of charge at the SEC’s website at www.sec.gov and from Investor Relations at Diversa at the address described above.

The following is a transcript of a presentation that was delivered by John McCarthy, Executive Vice President and Chief Financial Officer of Celunol on May 2, 2007 at the Jefferies 3rd Global Clean Technology Conference.

Celunol Corp. (DVSA)

Jefferies 3rd Global Clean Technology Conference

May 2, 2007

<<Laurence Alexander, Analyst, Jefferies & Co>>

Okay, so good afternoon, I’d like to introduce Mr. John McCarthy who is the Executive Vice President and Chief Financial Officer of Celunol. As many of you know Celunol is in the process of merging with Diversa Corporation to create what will be a unique vertically integrated company focused on cellulosic ethanol. Now Mr. McCarthy has – prior to joining to Celunol Mr. McCarthy has spent 15 years in the healthcare and life sciences industry. Mostly managing the transformation of early stage companies into diversified entities, including leading three companies to the IPO process and raising over $375 million from the capital market. Companies he has been involved with include Xanthus Pharmaceuticals, Synta, Exact Sciences, Concentra Managed Care and prior to that year he was working with Morgan Stanley. Now without any further ado let me give you John McCarthy.

<<John McCarthy, Executive Vice President and Chief Financial Officer of Celunol>>

Thanks Laurence and thank you Jeff Lipton and the banking team for having us present today, we appreciate it. As Laurence said I’ll probably spend a good deal of my time today talking about the merger of Celunol and Diversa, but also try to give you a balanced perspective on each of the business units that are coming together. So the requisite forward-looking statement that you’ve all seen many times before, compliments of our merger partner Diversa.

The key highlights for the company and the merger of the company is the operating platform that we’re creating. Cellulosic ethanol has certainly been a mainstay of interest among the Diversa shareholders as well as certainly the Celunol shareholders and we think and we’ll talk more about this in a few moments. By putting these two businesses together we think creates a quite a unique operating platform. The diversity of the product portfolio really creates an interesting opportunity on the enzyme side as well as the cellulosic ethanol side and the bluechip partnerships that Diversa has created over it’s existence really add a lot of validation to the science that’s been built and we think and we hope that we’ll convince you that the operating platform and the management team that’s been put together in the combined company justifies your interest in what we are doing by putting the businesses together.

First on the Diversa side, many of you may know Diversa is a public company, it’s been public for about a half a dozen years and Diversa is really a leader in the specialty enzyme business. It’s created a portfolio of products that range from a phytase product in the food and animal health business through Purifine, the edible oils business and whole host of other products that also encompass the biofuels areas and we’ll spend more time talking about that in a minute. It’s roots are in the industrial enzyme business and it is really come out of a focus on trying to collaborate with some of the major industrial companies who have historically had intractable problems in dealing with trying to create some solutions that where enzymology is a primary solution for some of their industrial problems and I’ll talk in a moment about some of the collaborators that Diversa has partnered up with over the past half a dozen years which is really helped create what we think is a formidable scientific platform for continued growth and the business having been in existence for sometime has collectively raised about $300 million from a whole variety of institutional investors and it’s created a – quite an interesting portfolio on the specialty enzyme side.

From a technology platform perspective and one of the rationales for us on the Celunol side to want to merge our business with Diversa really has to do with this particular slide, it’s a formidable intellectual property estate encompassing over 250 issued patents. The ability to genetically modify, to drive and genetically modify genes and organisms to evolve theses industrial enzymes is in our estimation second to none and in our discussions with many players in the marketplace today we hear the same thing from the major industrial players. The other technologies that they bring to bear allow for the scalability of these enzymes as well which is significant, especially as we get further and further into the cellulosic ethanol business.

Importantly from a strategic theme perspective, many especially on the Diversa shareholder side have asked the question about whether this merger with Celunol was a departure strategically from the business plan that they laid out and in fact it really isn’t a diversion. If you actually go back to January of 2006 when the company announced that they were going to focus on fewer areas of opportunity with a primary focus on what they described as biofuels or more broadly alternative energy and they created a series of positions for themselves that allow them to more broadly convert from what has historically been a research and development oriented company to one that would hopefully was becoming more and more of a product company. So they developed certain enzymes that would allow them to compete in the ethanol business with the grain facilities, with the grain producers in the amylase product that they created. Purifine is a product more focused on the biodiesel side and again this was an evolvement of their strategy to get – to garner more of the economics in the alternative energy space. So consistent with that they created but it is been an interesting message to convey to the Diversa shareholders and once that we spent the past two months going through in some level of details and I’ll talk a little bit more about that in a few moments.

In our estimation the keys to success for cellulosic ethanol really the following. We think that fundamentally being a first mover in this marketplace is hands down the most important element for success. This is in the very, very early stages of development, there a lot of larger players that are looking at getting into this marketplace. There are a lot of a smaller technology companies that are looking at certain technical solutions for elements of the process, but nobody in our estimation is coming at this more holistically which is to try to put all of the elements of cellulosic ethanol development under one roof and we think that there are enormous benefits that accrue to anybody that’s a first mover and that’s really one of the major strategic rationales for doing this merger.

At the macro level if you look at being beyond just a company that can develop a handful of cellulosic ethanol plants, the major theme in our development is to become completely feed stock agnostic, which means that we are not dependent upon being in any one particular geography nor dependent upon one particular feedstock for our development. So that’s a significant piece of what we think is going to be necessary for people to become a major player in this marketplace. Site selection ultimately becomes a major element of strategic differentiation and I’ll talk about – a little more about that in a few moments and then ultimately again at the macro level being the low cost producer in this market place is really going to be the differentiator and it tends to be the question that most tend to focus with us which is how can you convince that perspectively you are going to be not only competitive with grain ethanol but more importantly you are going to be a low cost producer over time.

On the Celunol side for a moment before I talk a bit more about the merger rationale. The company has been in existence since 1994, we’ve been financed by some of the leading venture capital firms in the country, probably won’t surprise many in the audience to know that the Vinod Khosla of Khosla Ventures is a financier of ours as well. But Rowe Capital, Charles River, Bramer, et cetera started funding the company about three years ago.

Importantly and as a differentiating factor we took at strategy a number of years ago to methodically build out a cellulosic ethanol plant that started with the development of a pilot plant in Jennings, Louisiana and that evolved into a strategy of building a demonstration plant and I’ll talk more about that in a second and ultimately then moving into the development of a series of commercial plants around the country.

We’ve got a management team that has a lot of experience in the energy business and the biotechnology business and in our achievements over the past two years we think represent one of the major rationales for Diversa wanting to do the merger with us which is we have a pilot plant in Jennings, Louisiana the first in the country. We have a partnership today with Marubeni in Japan. They have just finished construction on a 1.4 million litre facility using of all things construction wood waste is feedstock that’s up and running. So while others are talking about doing this we actually have done it and we’re really only at the beginning stages of this.

So quickly our process on the Celunol side. It’s really focused – it has been focused on the fermentation organisms. Two unique organisms that help ferment the sugars, C5 sugars and C6 sugars into ethanol. That’s been our primary focus. We incorporate today an enzyme on the front-end process to decompose the feedstock into its requisite sugars. That is another Diversa enzyme. We think Diversa can be substantially helpful beyond what we are currently doing, but today Celunol has everything to incorporate into our facilities for the production of cellulosic ethanol, but it’s primarily been focused on the fermentation side.

So, at a high level, the merger rationale for why we agree to merge with Diversa and vice versa is that Diversa has, I think, unquestionably some of the best science in the industrial enzyme marketplace. I’ll talk a little bit about their partners in a second, which really help validate that position.

Celunol, on the other hand, has the operating assets and has the skill set and the experience in managing commercial businesses and is really focused on and has been focused on the development of cellulosic ethanol. But our view at a high level on the Celunol side is that our Achilles heel, as we develop the business over the next three or four years, was having to organically grow a scientific team that looked a lot like the Diversa team.

Diversa on the other hand had world-class science and a desire to be more fully integrated into the asset side of the house for economic purposes and other purposes, and that’s where Celunol plays to its strength. So, putting all these assets under one roof to our investors and to our Boards made enormous sense and I’ll talk a little bit more about that in a second.

So, the merger terms that we announced in February of this year were the following. I think most people in the audience if you follow Diversa and know about it, the rough economic split, it’s a stock-for-stock deal, Celunol shareholders end up with about 25% of the shares, Diversa shareholders with about 75%. We expect to close the transaction by no later than the end of the second quarter and hopefully a little bit earlier and we are marching towards that today. We have since done a convertible debt offering to more fully finance the business for the next two years and again I’ll talk a little bit more about that in a second.

So, I touched on some of these items, but really the strategic foundation of the business is centered around this first mover advantage. The business model that we have created is to build on and operate cellulosic facilities and while that is understandably a bit more capital-intensive strategy than some have taken — I hope to explain to you in a moment why we think that is a very, very efficient use of capital, but we believe for our shareholders in order to garner the economics of the opportunity that you really have to build on and operate these facilities and deploy your capital extremely efficiently. We also believe and this is manifesting itself every week that goes by that by virtue of these two businesses we become a very, very attractive partner for major players in the marketplace that are looking to figure out how to play. We have already seen an enormous interest in some of the significant talents in the marketplace, R&D and operating side that is looking for us — that is looking to join our company. And on the enzyme side, which is Diversa’s historical business, that business is still going to be a significant piece of our strategy and I’ll a little — more in a moment about how we expect to focus a little bit more commercially on that.

I touched a little bit about on this. When you put these two businesses together what you create is a very interesting combination revenue story that’s not dependent upon any one particular product or in certain instances, not any one particular industry. It’s a multiple series of revenues that increasingly as we go deeper and deeper into cellulosic ethanol are going to create much greater value as we own the revenue streams and the customers.

This is a schematic that we affectionately call a Pacman slide because it gives sort of a visual of how we see the asset development going forward, which is starting from a pilot plant in Jennings, Louisiana, scaling up about 30x to a demonstration plant on the same plot of land. But 1.4 million gallon/year scale up and then ultimately, building out commercial plants in the southeast part of the country, as well as around the country that employ not only different feedstocks, but different enzyme cocktails to address those feedstock.

The prototypical metrics of a—of the first commercial facility are the following: roughly 25 to 30 million gallon a year is the footprint for the first generation facility, that’s roughly about a quarter of the size of the grain company or grain facility having more to do with the feedstock catchment area. The cost associated with building out one of these facilities of that scale is about $125 million. It’s going to take us about 18 months to build one of these typical facilities and importantly on a relative cost basis which tends to get a lot of attention. The feedstock cost is, provides us a significant competitive and sustainable cost differential relative to corn in a grain facility. The production cost and the capital cost on a per gallon basis are higher. But overall we believe that in our first commercial facility, we think we are going to be as cost competitive as a fully optimized grain facility. And we’ve got the data in place and we’ve got the expertise in place to backup that assertion, but we really have to prove it out as we build out the demonstration plan over the course of the next 12 months.

This is just another graphical representation of sort of the bio refinery concept, which really speaks to what each of us in Diversa and Celunol brings to the table. I think we chatted about this. How do we compare with the competitors? This gets asked on a fairly frequent basis especially as the media tends to pickup more and more around, cellulosic ethanol. There are a whole host of players, this is not, you know a compressive list, but you’ve got Iogen, Abengoa, Broin, Mascoma, each of which plays in a certain elements of this, but nobody in our estimation And I think increasingly its becoming aware to the investing community that nobody has all the capabilities under one roof except for this business that we are trying to, trying to bring together over the next, over the next year.

Diversa on the enzyme side has a diversified product line that includes the following products that you see. They participate in three business areas biofuels, industrial enzymes, in animal health nutrition. Each of those is got its own market dynamics, they marketed products through partners typically and one of the things that we are going to be doing with Diversa going forward is to really focus more on commercial product development as opposed to just partnering with some of the major collaborators that they’ve had for the past six years.

The future of the enzyme business. Again it’s an important business for us going forward. What we expect to do with this business, similar to the biofuel side is to put in place a general manager, who is responsible for these two business units. That general manager will be given full P&L responsibility for not only managing the P&L, but growing that business and I think that’s a difference, a different orientation from what Diversa has had in the past, but we think this is real important piece of the equation to be managing that business line to a level of sort of sustainable profitability.

This is just an indication of some of the partners that Diversa has had over its history, which is, which is really significant validation of the science. In each one of these cases these industrial companies have to come to Diversa to sell, as I said earlier some really intractable problems and in each one of these cases Diversa has come up with a very interesting solution for these partners and again the question more for Diversa going forward has been, how are they garner more economic value for themselves based on the value they are bringing to the table with these enzymes that they are developing.

From an operating track record perspective as I mentioned the, Diversa has a, has a growing product revenue base across these various specialty enzymes. They announced several months ago that they attained $16 million worth of revenue for 2006. They announced for the quarter several days ago that revenue appears to be on track for significant growth in 2007 and we are going to be looking at ways to considerably grow this business going forward. Again I think having a general manager onboard who looks at this business more commercially is going to be of substantial help there.

Again within the context of cellulosic ethanol, this may or may not have been apparent to people as they have looked at Diversa. But they are, they’ve been integrally involved in developing enzymes across a number of significant partners including Syngenta, DuPont etc. and we’ve benefit from all that work going forward.

In terms of the Celunol side, I won’t go into a lot of detail on this. It’s little bit of a busy slide, but this essentially gives you the idea of the progression from lab to commercialization. And importantly Diversa really adds significant depth to our ability to execute on our business plan over the next year or two.

I talked a little bit about this before which is really setting up the businesses, its independent business units, the commonality that the draw use together is the considerable R&D team that exists in San Diego today and we will be looking at more further optimization of the R&D effort, so that it can really support the – each of the business units going forward.

Quick financial review, as I mentioned we did $120 million convert about a month ago, that substantially finances us through well through 2008. This has been a significant question that some have raised especially as we announced the convert as to whether this is going to be a continuous pattern for us going forward and what we have very carefully suggested to people is that there are plenty of opportunities to finance the business going forward in a very efficient manner that doesn’t require equity. There is grant money, there is state money, there is partnership money, all of which is on the table right now and we are looking at.

This is another slide that I think helps, you know, perhaps articulate some of the economics a little bit more clearly which is a $125 million plant, it’s going to be financed at a 25 million gallon a year footprint in roughly the following manner using project finance and leverage prudently and we are in the process of talking with lenders about this kind of a structure roughly 65% debt, 35% equity. We expect that we would contribute in the first generation of these plants to contribute upwards 50% of the equity required. So while it’s a $125 million to build one of these facilities roughly our capital cost into the facility is only 20 to $22 million.

Goring forward in the second generation our expectation is that we would have to contribute even less of that equity, perhaps as low as 10% of the equity, we are going to be managing those projects and we expect to get leveraged equity returns as a function of only having to put in a small amount of equity by being able to get things like carried interest and management fees et cetera because of our position of managing each one of those projects.

So in closing as I want to leave a few moments here for some Q&A. Our belief is that this is really a unique opportunity for the combined company. I guess it does put under one roof all the assets and the skill sets necessary to become a real player in the marketplace. And one of the themes that we try to convey to people is that as this business evolve and this industry evolves over the next three or four years, while we may not have every single answer to every single question, we certainly have more answers to more of the questions than anybody else does under one roof. And as the larger players begin to increasingly try to participate in this market, we want to make sure that we have a seat at the table when all the business development deals are done. And we think that among other things merging these two businesses together creates a really unique participant in the marketplace, and we are seeing it already even in this short time that we have announced the merger. So with that I’ve only got a couple of minutes left and we would like to open up to Q&A.

Q&A

<Q – >: I guess, first, because you addressed the partnership with Marubeni your experience and initial feedback on this facility?

<A – >: Yeah it’s a deal that was done a couple of years ago, where we licensed predecessor company to Celunol, licensed the technology to Marubeni for a certain geographical region of Asia. Marubeni had a desire to build a series of cellulosic ethanol facilities with again using feedstock, the feedstock of construction wood waste. They spent the past year and half building that facility to about 1.4 million liters a year which is about 300,000 gallons. It’s going to be about – it’s about a third the size of the facility we are building in Jennings ourselves. We are going to get royalties, certain milestones from it as I said it’s up, it’s running, its our team is working with them again its I think further validation of where we are in the marketplace relative to other participants.

<Q>: I got two questions for you, number one was [low audio].

<A>: Sure, I hope everybody heard that question. The – that the first question about alternative biofuels—biobutanol, biodiesel, et cetera, and Diversa has actually been working in collaboration with a number of folks including DuPont and others, using their enzymes and incorporating those enzymes into those other alternative fuels. You know our belief and our hope is that frankly those alternative then – you know those alternative fuels end up succeeding because our belief is that at a macro level it is going to take success across all of these to make a dent into the issues that are at hand. We expect Diversa to continue to work with those type of partners you know in the other biofuels areas. So that you know to your first question. The second question about the capital cost to the extent people didn’t hear, it is – the question was asked about $5 a gallon or $125 million for 25 million gallon a year facility and that seems high. It is true and it always will be true that a cellulosic ethanol facility is going to be more costly than a grain facility, apples-to-apples even if they were the same size and that has to do with a lot of the pretreatment costs on the front-end. But our ability to optimize that from a process engineering standpoint is already well under way and one of the reason that we can state with some level of confidence is because we actually have a pilot plant up and running. We have been working with Amec PLC, out of the UK as our engineering partner who is already about one third of the way through the demonstration plant. The fact that we have a pilot plant running even though it’s a small scale, allows us to understand how the units of operation work together and allows us to develop an operating plan to begin to address those. But at the end of the day the capital cost will always be higher for cellulosic ethanol than for grain, but the major cost differential obviously being on the feedstock side as well as on the production cost side which is where Diversa comes in, in terms of its ability to help us really reduce the costs associated with enzymes and enzyme usage.

<Q>: Thank you.

<A>: Okay. Any other questions? All right thank you.